SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 10, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

10 March 2020

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 7 March 2020 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

1.  FINAL VESTING ON 7 MARCH 2020 OF 2017 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2017. One third of the Shares vested on 7 March 2018, a further third vested on 7 March 2019 and the final third vested on 7 March 2020. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2020 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Bradley Cannon	PDMR	£15.7622	6,581 (of which 2,831 were sold and 3,750 retained)	N/A Single Transaction
Phil Cowdy	PDMR	£15.7622	3,147 (of which 1,501 were sold and 1,646 retained)	N/A Single Transaction
Elga Lohler	PDMR	£15.7622	4,470 (of which 1,905 were sold and 2,565 retained)	N/A Single Transaction
Catheryn O'Rourke	PDMR	£15.7622	3,304 (of which 1,174 were sold and 2,130 retained)	N/A Single Transaction
Vasant Padmanabhan	PDMR	£15.7622	1,990 (of which 707 were sold and 1,283 retained)	N/A Single Transaction
Susan Swabey	PDMR	£15.7622	1,990 (of which 949 were sold and 1,041 retained)	N/A Single Transaction

2.  PARTIAL VESTING ON 9 MARCH 2020 OF 2018 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2018. One third of the Shares vested on 7 March 2019, a further third vested on 9 March 2020 and the final third will vest on 7 March 2021. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010
Date of Transaction	2020 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Graham Baker	Chief Executive Officer	£15.7622	7,478 (of which 3,565 were sold and 3,913 retained)	N/A Single Transaction
Bradley Cannon	PDMR	£15.7622	5,088 (of which 2,289 were sold and 2,799 retained)	N/A Single Transaction
Phil Cowdy	PDMR	£15.7622	2,999 (of which 1,429 were sold and 1,570 retained)	N/A Single Transaction
Elga Lohler	PDMR	£15.7622	4,262 (of which 1,748 were sold and 2,514 retained)	N/A Single Transaction
Catheryn O'Rourke	PDMR	£15.7622	4,224 (of which 1,500 were sold and 2,724 retained)	N/A Single Transaction
Vasant Padmanabhan	PDMR	£15.7622	4,363 (of which 1,549 were sold and 2,814 retained)	N/A Single Transaction
Susan Swabey	PDMR	£15.7622	1,878 (of which 896 were sold and 982 retained)	N/A Single Transaction

3.    PARTIAL VESTING ON 7 MARCH 2020 OF 2019 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2019. One third of the Shares vested on 7 March 2020, a further third will vest on 7 March 2021 and the final third will vest on 7 March 2022. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Awards granted on 7 March 2019 under the Smith & Nephew Global Share Plan 2010
Date of Transaction	2020 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Graham Baker	Chief Executive Officer	£15.7622	6,147 (of which 2,926 were sold and 3,221 retained)	N/A Single Transaction
Bradley Cannon	PDMR	£15.7622	4,738 (of which 2,128 were sold and 2,610 retained)	N/A Single Transaction
Phil Cowdy	PDMR	£15.7622	2,363 (of which 1,124 were sold and 1,239 retained)	N/A Single Transaction
Mark Gladwell	PDMR	£15.7622	2,211 (of which 1,054 were sold and 1,157 retained)	N/A Single Transaction
Melissa Guerdan	PDMR	£15.7622	1,879 (of which 667 were sold and 1,212 retained)	N/A Single Transaction
Skip Kiil	PDMR	£15.7622	5,989 (of which 2,429 were sold and 3,560 retained)	N/A Single Transaction
Elga Lohler	PDMR	£15.7622	4,493 (of which 1,832 were sold and 2,661 retained)	N/A Single Transaction
Catheryn O'Rourke	PDMR	£15.7622	4,360 (of which 1,544 were sold and 2,816 retained)	N/A Single Transaction
Vasant Padmanabhan	PDMR	£15.7622	4,063 (of which 1,439 were sold and 2,624 retained)	N/A Single Transaction
Susan Swabey	PDMR	£15.7622	1,657 (of which 787 were sold and 870 retained)	N/A Single Transaction

4.    VESTING ON 7 MARCH 2020 OF 2017 PERFORMANCE SHARE AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2017 and as announced on 7 February 2020, vested at 49% of maximum and settled on 7 March 2020 being the third anniversary of the awards. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2017.
Date of Transaction	2020 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Graham Baker	Chief Financial Officer	£15.7622	40,613 (of which 19,347 were sold and 21,266 retained)	N/A Single Transaction
Bradley Cannon	PDMR	£15.7622	23,055 (of which 9,913 were sold and 13,142 retained)	N/A Single Transaction
Phil Cowdy	PDMR	£15.7622	8,218 (of which 3,915 were sold and 4,303 retained)	N/A Single Transaction
Elga Lohler	PDMR	£15.7622	13,138 (of which 5,597 were sold and 7,541 retained)	N/A Single Transaction
Catheryn O'Rourke	PDMR	£15.7622	7,765 (of which 2,755 were sold and 5,010 retained)	N/A Single Transaction
Vasant Padmanabhan	PDMR	£15.7622	16,927 (of which 6,005 were sold and 10,922 retained)	N/A Single Transaction
Susan Swabey	PDMR	£15.7622	5,848 (of which 2,786 were sold and 3,062 retained)	N/A Single Transaction

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 10, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary